Exhibit 99.1

Cuprina Holdings (Cayman) Limited Regains Compliance with Nasdaq Listing Requirements

SINGAPORE, June 12, 2026 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced that on June 11, 2026 it has regained compliance with the Nasdaq Capital Markets Listing Requirements.

As previously disclosed on May 29, 2026, the Company received a Staff Delisting Determinations Letter (the “Staff Determination”) indicating that the Company’s securities had closed below $1.00 per share for 30 consecutive business days, failing to meet the minimum bid price requirement under Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”), and failed to regain compliance with the Minimum Bid Requirement within a period of 180 calendar days in accordance with Listing Rule 5810(c)(3)(a). At that time, the Company had appealed the Staff Determination by requesting a hearing before the Nasdaq Hearing Panel (the “Panel”) pursuant to Listing Rule 5815.

The Company is pleased to announce that the Nasdaq Listing Qualifications staff have since advised the Hearings Department that the Company has regained compliance with the Minimum Bid Requirement  and is now in full compliance with the Nasdaq Capital Market’s listing requirement. As a result, the hearing before the Panel previously scheduled for July 7, 2026, has been cancelled. The Company’s Class A Ordinary Shares will continue to be listed and traded on The Nasdaq Capital Market under the symbol “CUPR.”

“We are gratified to regain compliance with Nasdaq,” said CEO David Quek, “and look forward to continuing our initiatives to grow Cuprina’s business in multiple biomedical sectors.”

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com